                                    FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



(Mark One)

    /X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                      For the Year Ended December 31, 2000

    / / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

           For the transition period from _______________ to _____________

Commission File No. 1-9753

              A.     Full title of the plan:

                     Georgia Gulf Corporation Savings and Capital Growth Plan

                     (referred to herein as the "Plan")

              B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                     Georgia Gulf Corporation
                     Suite 595
                     400 Perimeter Center Terrace
                     Atlanta, GA 30346
                     (770) 395-4500

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

               GEORGIA GULF CORPORATION SAVINGS AND CAPITAL GROWTH PLAN

                                        GEORGIA GULF CORPORATION
                                        (plan administrator)



                                        By: /S/ JOEL I. BEERMAN
                                        Joel I. Beerman
                                        Vice President



June 25, 2001

GEORGIA GULF CORPORATION
SAVINGS AND CAPITAL GROWTH PLAN


Financial Statements and Schedule
as of December 31, 2000 and 1999
Together With Auditors' Report

                            GEORGIA GULF CORPORATION

                         SAVINGS AND CAPITAL GROWTH PLAN


                        FINANCIAL STATEMENTS AND SCHEDULE

                           DECEMBER 31, 2000 AND 1999





                                TABLE OF CONTENTS



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS

       Statements of Net Assets Available for Plan Benefits--December 31, 2000 and 1999

       Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2000 and 1999


NOTES TO FINANCIAL STATEMENTS AND SCHEDULE


SCHEDULE SUPPORTING FINANCIAL STATEMENTS

       Schedule I:  Schedule H, Line 4i--Schedule of Assets (Held at End of
                    Year)--December 31, 2000

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator of
Georgia Gulf Corporation
Savings and Capital Growth Plan:


We have audited the accompanying statements of net assets available for plan benefits of the GEORGIA GULF CORPORATION SAVINGS AND CAPITAL GROWTH PLAN as of December 31, 2000 and 1999 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedule referred to below are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999 and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Atlanta, Georgia
May 25, 2001

                            GEORGIA GULF CORPORATION

                         SAVINGS AND CAPITAL GROWTH PLAN


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           DECEMBER 31, 2000 AND 1999


                                             2000           1999
                                         ------------   ------------
INVESTMENTS, AT FAIR VALUE               $177,600,115   $183,120,840

EMPLOYER CONTRIBUTION RECEIVABLE            2,031,789      1,657,338
                                         ------------   ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS   $179,631,904   $184,778,178
                                         ============   ============




        The accompanying notes are an integral part of these statements.

                            GEORGIA GULF CORPORATION

                         SAVINGS AND CAPITAL GROWTH PLAN


         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999



                                                      2000             1999
                                                 -------------    -------------
INVESTMENT (LOSS) INCOME:
    Net (depreciation) appreciation              $ (32,065,983)   $  19,357,679
    Interest                                           418,445          597,663
    Dividends                                        8,864,041        8,682,914
                                                 -------------    -------------
              Total investment (loss) income       (22,783,497)      28,638,256
                                                 -------------    -------------
CONTRIBUTIONS:
    Participant                                      6,176,761        4,239,400
    Employer                                         4,366,681        3,377,187
                                                 -------------    -------------
              Total contributions                   10,543,442        7,616,587
                                                 -------------    -------------
TRANSFER FROM MERGED PLANS (NOTE 1)                 20,817,552        4,648,461
                                                 -------------    -------------
OTHER                                                        0           52,062
                                                 -------------    -------------
DISTRIBUTIONS TO PARTICIPANTS OR BENEFICIARIES     (13,723,771)     (13,197,965)
                                                 -------------    -------------
NET (DECREASE) INCREASE                             (5,146,274)      27,757,401

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
    Beginning of year                              184,778,178      157,020,777
                                                 -------------    -------------
    End of year                                  $ 179,631,904    $ 184,778,178
                                                 =============    =============


        The accompanying notes are an integral part of these statements.

                            GEORGIA GULF CORPORATION

                         SAVINGS AND CAPITAL GROWTH PLAN


                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

                           DECEMBER 31, 2000 AND 1999



1. PLAN DESCRIPTION

The following description of the Georgia Gulf Corporation Savings and Capital Growth Plan (the "Plan") provides only general information. Participants should refer to the official plan document for complete information.

GENERAL

The Plan was established effective January 1, 1985 in connection with the acquisition of Georgia-Pacific Chemicals, Inc. ("Chemicals") by Georgia Gulf Corporation (the "Company" or "Plan Administrator") from Georgia-Pacific Corporation. The Plan is a defined contribution plan maintained by AMVESCAP National Trust Company (the "Trustee") and covers substantially all salaried employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

In 1998, the Company acquired North American Plastics, Inc. and became the plan sponsor of the North American Plastics, Inc. Profit Sharing Plan ("NAPP"). The net assets of NAPP in the amount of $4,648,461 were merged into the Plan effective April 1, 1999. The employees of North American Plastics, Inc. became eligible to participate in the Plan effective January 1, 1999. In 1999, the Company acquired CONDEA Vista Company and assumed all net assets of the Savings and Investment Plan of CONDEA Vista Company ("VISTA Plan"). Effective February 1, 2000, the assets of the VISTA Plan totaling $20,817,552 were merged into the Plan. CONDEA Vista Company employees were eligible to participate in the Plan effective January 1, 2000.

Effective January 1, 1999, the Company adopted Statement of Position ("SOP") 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters." SOP 99-3 establishes new disclosure requirements for defined contribution plans.

The Plan is divided into three accounts, each containing specific benefits, vesting, and limitations, as defined by the Plan:

         CAPITAL GROWTH ACCOUNT

         All full-time salaried employees of the Company are eligible to participate in the Capital Growth Account on the January 1 following his/her hire date. The Company contributes, on an annual basis, 3% of participants' annual compensation, as defined by the Plan. These contributions are limited to current and accumulated earnings and profits in accordance with Internal Revenue Service ("IRS") regulations and are vested immediately. All contributions are participant-directed. Participants may change their investment elections at any time.

         Participants whose termination is due to disability or death or whose termination occurs after reaching age 55 with five or more years of service will be entitled to a contribution for the year of termination.

         SAVINGS ACCOUNT

         All full-time salaried employees may elect to participate in the Savings Account as of the first of the month following the completion of 60 days of service in any calendar quarter. Participants may elect to contribute in 1% increments, on a pretax or after-tax basis, up to 15% of their eligible compensation, as defined by the Plan. The Company matches 50% of the participants' pretax contributions up to a maximum of 4% of their annual compensation. Contributions are limited to current and accumulated earnings and profits in accordance with IRS regulations and vest at a rate of 10% per year for the first four years of service and 20% per year for the fifth, sixth, and seventh years of service or vest immediately if a participant leaves the Company due to death, disability, or retirement at age 60 or later. All forfeited balances are used to reduce future company matching contributions. Contributions to the Savings Account may be invested in any investment option offered by the Plan, and participants may change their investment elections at any time.

         PRIOR PLAN ACCOUNT

         Participants in the Plan who were previously employees of Chemicals may have participated in a predecessor plan, which consisted of employer and employee funds. Employer fund balances consisted of annual contributions plus earnings. Employee fund balances consisted of employee after-tax contributions plus earnings. Due to the Company's acquisition of Chemicals, these prior plan account balances were transferred to the Plan and became fully vested. All prior plan accounts are automatically invested in the INVESCO Balanced Fund (Note
         5).

         When a participant leaves the Company, he/she may elect to receive his/her entire employer fund prior plan account balance as a lump-sum distribution or, if eligible, to transfer the amount to the Company's Salaried Employees Retirement Plan. If the employee elects a lump-sum distribution, the pre-1985 pension benefit is reduced by the monthly annuity value of the employer fund balance.

         Employee fund balances are classified as an after-tax savings account and are subject to plan distribution rules.

INVESTMENT FUNDS

Assets held in the Plan as of December 31, 2000 are invested by the Trustee in one or more of the following investment fund options, offered by the Plan, as directed by participants and/or plan management.

         BALANCED FUND

         A fund comprised of units in the INVESCO Balanced Fund, a mutual fund which invests in a combination of stocks & bonds seeking a balance between income and long-term growth.

         TECHNOLOGY FUND

         A fund comprised of units in the INVESCO Technology II Fund investing in stocks of fast growing companies in the technology sector with the objective of achieving maximum stock appreciation.

         STABLE VALUE FUND

         A fund comprised of units in the ITC Stable Value Fund, a collective trust which invests in guaranteed investment contracts designed to essentially ensure return of principal and a higher return than typically offered by money market funds. Guaranteed investment contracts that provide for benefit payments or withdrawals on a contractual basis and with respect to which there is no active trading market are valued at their fair values, as determined by the Trustee of the collective trust which, in the case of such investments providing for such payments or withdrawals

                                      -3-
         without penalties, are generally deemed to be accrued at book value (cost plus accrued income). Due to the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investment contracts existed.

         DODGE & COX STOCK FUND

         A fund comprised of a mutual fund investing in common stock of well-established companies to achieve long-term capital growth.

         SMALL COMPANY FUND

         A fund comprised of units in the INVESCO Small Company Growth Fund, an aggressive equity mutual fund investing in small-sized companies to achieve substantial capital appreciation.

         EUROPACIFIC GROWTH FUND

         A fund comprised of units in the American Funds Europacific Growth Fund. This mutual fund invests in a portfolio of companies outside the United States which offer above-average growth potential to achieve long-term capital appreciation.

         GEORGIA GULF STOCK FUND

         A fund comprised of the Company's common stock.

         IDS NEW DIMENSIONS FUND

         A mutual fund comprised of units in the IDS New Dimensions Fund. This fund invests in a diversified portfolio of common stocks of well-known and established companies to achieve long-term capital appreciation.

         VANGUARD 500 INDEX FUND

         A fund comprised of units in the Vanguard 500 Index Fund. This is a mutual fund which invests only in the stocks held in the S&P 500 (the "Index"). In addition, the fund invests in those stocks using the same weighting as the Index.

DISTRIBUTIONS

If on termination of service due to death, disability, retirement, or separation from service , a participant or designated beneficiary may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his/her account.

PARTICIPANT LOANS

Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of his/her vested account balance. Loans are secured by the participant's account balance and bear interest at a fixed rate over the life of the loan. Interest rates are based on the prime interest rate plus 1% at the time the loan is approved. Repayments of the loans are made in substantially equal payroll deductions amortized over the life of the loan. Participants may have only one loan outstanding at any time. The loans must be repaid within five years, unless used to purchase a primary residence, in which case the term may be extended.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of company contributions and investment earnings (losses) thereon.

FORFEITURES

Forfeitures are used to reduce future employer contributions.

ADMINISTRATIVE EXPENSES

Administrative expenses, including trustee fees, were borne by the Company.

PLAN TERMINATION

In the event the Plan terminates, participants become 100% vested in all company contributions regardless of length of service. In addition, any unallocated plan funds will be allocated to the appropriate accounts of plan members and beneficiaries.


2. SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements have been prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's administrator to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

INVESTMENT VALUATION

Investments in the Plan are stated at fair market value based on current security exchange prices. In the statements of changes in net assets available for plan benefits, the Plan presents the net (depreciation) appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments. The following table summarizes the net (depreciation) appreciation from investments as of December 31, 2000 and 1999:


                                                     2000              1999
                                                 ------------       -----------
        Georgia Gulf Corporation common stock    $(17,795,918)      $15,442,346
        Mutual funds                              (14,270,065)        3,915,333
                                                 ------------       -----------
                                                 $(32,065,983)      $19,357,679
                                                 ============       ===========


The Plan provides for investments in various funds. Investment securities, in general, are exposed to various risks, including credit, interest, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is possible that changes in values of investment securities will occur and that such changes could materially affect the amount reported in the statements of net assets available for benefits.


Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

3. INVESTMENTS

The following investments represent 5% or more of the Plan's net assets at December 31, 2000 and 1999:

        2000:
            INVESCO Balanced Fund                           $  51,049,224
            INVESCO Stable Value Fund                          18,623,011
            Dodge & Cox Stock Fund                             13,640,697
            IDS New Dimensions Fund                            14,835,275
            Vanguard 500 Index Fund                            12,716,710
            Georgia Gulf Stock Fund                            42,007,554

        1999:
            invesco Total Return Fund                       $  62,865,224
            INVESCO Stable Value Fund                          18,006,651
            Dodge & Cox Stock Fund                             13,268,551
            American Funds Europacific Growth Fund              9,515,082
            IDS New Dimensions Fund                            16,915,111
            Vanguard 500 Index Fund                            12,290,770
            Georgia Gulf Stock Fund                            38,542,056


4 TAX STATUS

The Plan obtained its latest determination letter on November 19, 1999 in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.


5. NONPARTICIPANT-DIRECTED ACCOUNTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows as of December 31, 2000 and 1999 and for the years then ended:

                                                          2000            1999
                                                      ------------    ------------
Net assets:
    INVESCO Balanced Fund                             $ 28,176,492    $ 31,361,342
                                                      ============    ============

Changes in net assets:
    Net depreciation in fair value of balanced fund   $ (2,544,696)   $ (2,450,071)
    Dividends                                            1,148,320       2,058,637
    Distributions to participants or beneficiaries      (1,788,474)     (2,515,838)
    Other                                                        0         (22,444)
                                                      ------------    ------------
                                                      $ (3,184,850)   $ (2,929,716)
                                                      ============    ============

6. RELATED-PARTY TRANSACTIONS

Certain plan investments are shares of mutual funds and common stock managed by the Trustee. These transactions qualify as party-in-interest transactions.

                                                                      SCHEDULE I


                            GEORGIA GULF CORPORATION

                         SAVINGS AND CAPITAL GROWTH PLAN


          SCHEDULE H, LINE 4i--SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                DECEMBER 31, 2000

                                                                                                                     CURRENT
   IDENTITY OF ISSUER                          DESCRIPTION OF INVESTMENTS                               COST          VALUE
-------------------------     -------------------------------------------------------------------    -----------  -------------
* AMVESCO NATIONAL TRUST
  COMPANY                     Collective trust:
                                Stable Value Fund, 1,356,628 shares                                          (a)  $  18,623,011

                              Mutual funds:
                                INVESCO Technology Fund, 82,988 shares                                       (a)      4,960,171
                                INVESCO Small Company Growth Fund, 522,862 shares                            (a)      8,025,927
                                INVESCO Balanced Fund (participant-directed), 1,356,627 shares               (a)     22,872,732
                                INVESCO Balanced Fund (nonparticipant-directed), 1,671,205 shares    $30,816,573     28,176,492

  AMERICAN FUNDS                Europacific Growth Fund, 217,497 shares                                      (a)      6,818,540

  DODGE & COX FUNDS             Dodge & Cox Stock Fund, 141,106 shares                                       (a)     13,640,697

  THE VANGUARD GROUP            500 Index Fund, 104,355 shares                                               (a)     12,716,710

  IDS                           New Dimensions Fund, 510,505 shares                                          (a)     14,835,275

* VARIOUS PLAN PARTICIPANTS   Participant loans (with interest rates ranging from 6% to 10.5%)               (a)      4,923,006

* GEORGIA GULF CORPORATION    Common stock:
                                Georgia Gulf Corporation common stock, 2,318,298 shares                      (a)     42,007,554
                                                                                                     -----------   ------------
                                          Total investments                                          $30,816,573   $177,600,115
                                                                                                     ===========   ============



                        * Represents a party in interest.

                            (a) Participant-directed.

          The accompanying notes are an integral part of this schedule.

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS




As independent public accountants, we hereby consent to the incorporation of our report dated May 25, 2001 included in this Form 11-K into the Company's previously filed Registration Statements on Form S-8, File No. 33-14696, File No. 33-40952, File No. 33-27365, File No. 33-42008, File No. 33-42190, File No.
33-56711, and File No. 33-64749.






Atlanta, Georgia
June 22, 2001